Exhibit 99.1

Schedule A

The source of funds for all purchases below by the Reporting Person was from personal funds. Additionally, on February 19, 2026, the Reporting Person was granted shares of restricted stock under the Issuer's Stock Incentive Plan and shall vest over a three-year period with approximately 33% vesting on each of the first, second and third anniversaries of January 2, 2026, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement. Additionally, at the Effective Time, the Reporting Person’s shares of SRT common stock were converted into (i) 1.45 shares of the Issuer’s restricted stock, rounded up to the nearest whole share and (ii) a cash amount equal to $0.05, of which the unvested restricted shares shall remain subject to the original vesting schedule under the SRT 2024 Stock Incentive Plan and vest in substantially equal installments on January 2, 2027, 2028 and 2029 under the Issuer’s Stock Incentive Plan, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement. For each of the transactions below that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

Date of Transaction	Person Effecting the Transaction	Nature of Transaction	Number of Securities	Price per Share	Price Range
02/19/2026	Leonard M. Tannenbaum	Grant of Restricted Common Stock	13,384	$9.34	n/a
08/07/2026	Leonard M. Tannenbaum	Purchase of Common Stock	23,109	$7.73	$7.66 - $7.77
08/10/2026	Leonard M. Tannenbaum	Purchase of Common Stock	25,000	$7.79	$7.76 - $7.80
08/11/2026	Leonard M. Tannenbaum	Purchase of Common Stock	20,000	$7.60	$7.58 - $7.60
08/13/2026	Leonard M. Tannenbaum	Purchase of Common Stock	50,000	$7.50	n/a
11/05/2026	Leonard M. Tannenbaum	Conversion of Common Stock	2,155,373	$0.00	n/a